Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-238458-02

Pricing Supplement No. G314 to the Underlying Supplement dated June 18, 2020, the Product Supplement No. I–B dated June 18, 2020, the Prospectus Supplement and Prospectus dated June 18, 2020

_________________________________________________________

$3,250,000 Relative Performance Index-Linked Medium-Term Notes due 2022

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (May 4, 2022) is based on the final relative performance of the Russell 1000® Value Index (which we refer to as the Russell 1000® Value or the long underlier) as compared to the Russell 1000® Growth Index (which we refer to as the Russell 1000® Growth or the short underlier), each as measured from and including the trade date (November 2, 2020) to and including the determination date (May 2, 2022).

If the performance of the Russell 1000® Value is greater than that of the Russell 1000® Growth, the return on your notes will be positive, subject to the maximum settlement amount ($1,180.00 for each $1,000 face amount of your notes). If the performance of the Russell 1000® Value is less than the performance of the Russell 1000® Growth the return on your notes will be negative, subject to the minimum settlement amount of $800. If the final relative performance is less than -20.00% (the performance of the Russell 1000® Value is less than that of the Russell 1000® Growth by more than 20.00%), the return on your notes will be $800 for each $1,000 face amount of your notes. You could lose a substantial portion of your investment in the notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

To determine your payment at maturity, we will calculate the performance of each underlier, which in each case is the quotient of its final level on the determination date divided by its initial level, and the relative performance, which is the Russell 1000® Value performance minus the Russell 1000® Growth performance. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●	if the Russell 1000® Value performance is greater than the Russell 1000® Growth performance (the final relative performance is positive), the sum of (i) $1,000 plus (ii) the product of $1,000 times the final relative performance, subject to the maximum settlement amount; or

●	if the Russell 1000® Value performance is equal to or less than the Russell 1000® Growth performance (the final relative performance is zero or negative), the greater of (i) the sum of (a) $1,000 plus (b) the product of $1,000 times the final relative performance and (ii) $800.

If the Russell 1000® Value performance is less than the Russell 1000® Growth performance, you will lose some of the face amount of your note.

Investing in the notes involves a number of risks. See “Additional Risk Factors Specific To Your Notes” beginning on page PS-13 of this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Original issue date:	November 9, 2020	Original issue price:	100% of the face amount
Underwriting discount:	1.31% of the face amount	Net proceeds to the issuer:	98.69% of the face amount

We or one of our affiliates will pay an underwriting discount of $13.10 per $1,000 face amount of the notes ($42,575 in the aggregate), resulting in net proceeds to the issuer of $986.90 per $1,000 face amount of the notes ($3,207,425 in the aggregate). For more detailed information, please see “Supplemental plan of distribution (conflicts of interest)” on page PS-5 of this pricing supplement.

The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. For more information, see “Supplemental plan of distribution (conflicts of interest)” on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse currently estimates the value of each $1,000 face amount of the notes on the trade date is $980.20 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)). See “Additional Risk Factors Specific To Your Notes” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

Pricing Supplement dated November 2, 2020.

The original issue price, underwriting discount and net proceeds to the issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

We may use this pricing supplement in the initial sale of the notes. In addition, CSSU or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Credit Suisse or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.

You should read this pricing supplement together with the underlying supplement dated June 18, 2020, the product supplement dated June 18, 2020, the prospectus supplement dated June 18, 2020 and the prospectus dated June 18, 2020, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Underlying Supplement dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000095010320011950/dp130454_424b2-eus.htm

●	Product Supplement No. I–B dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000095010320011955/dp130588_424b2-ps1b.htm

●	Prospectus Supplement and Prospectus dated June 18, 2020:

https://www.sec.gov/Archives/edgar/data/1053092/000110465920074474/tm2019510-8_424b2.htm

In the event the terms of the notes described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific To Your Notes” in this pricing supplement and “Risk Factors” in the accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Key Terms

Issuer: Credit Suisse AG (“Credit Suisse”), acting through its London Branch.

Underliers: the long underlier and the short underlier.

Long underlier: the Russell 1000® Value Index (Bloomberg symbol, “RLV <Index>”), as maintained by the long underlier publisher. For more information on the long underlier, see “The Underliers” on page PS-20 of this pricing supplement.

Short underlier: the Russell 1000® Growth Index (Bloomberg symbol, “RLG <Index>”), as maintained by the short underlier publisher. For more information on the short underlier, see “The Underliers” on page PS-20 of this pricing supplement.

Long underlier publisher: FTSE Russell

Short underlier publisher: FTSE Russell

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount of $1,000; $3,250,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the minimum settlement amount would not offer the same measure of protection as would be the case if you had purchased the notes at face amount. Additionally, the maximum settlement amount may limit your percentage return relative to your initial investment more than indicated below. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-16 of this pricing supplement.

United States Federal Income Tax Consequences of Investing in the Notes: please refer to “United States Federal Tax Considerations” herein for a discussion of certain United States federal income tax considerations for making an investment in the notes.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

●	if the final relative performance is greater than or equal to the cap level, the maximum settlement amount;

●	if the final relative performance is greater than zero but less than the cap level, the sum of (1) $1,000 plus (2) the product of $1,000 times the final relative performance; or

●	if the final relative performance is equal to or less than zero, the greater of (1) the sum of (i) $1,000 plus (ii) the product of $1,000 times the final relative performance and (2) the minimum settlement amount.

Initial underlier level: 1172.585 with respect to the long underlier and 2120.148 with respect to the short underlier.

Final underlier level: with respect to each underlier, the closing level of such underlier on the determination date, except in the circumstances described under “Description of the Securities — Postponement of calculation dates” on page PS-22 of the accompanying product supplement and subject to adjustment as provided under “Description of the Securities — Changes to the calculation of an underlying” on page PS-24 of the accompanying product supplement.

Relative performance: on any trading day, the difference of the long underlier performance minus the short underlier performance.

Final relative performance: the relative performance on the determination date.

Long underlier performance: with respect to the long underlier on any trading day, the quotient of (1) the closing level of such underlier divided by (2) its initial underlier level, expressed as a percentage.

Short underlier performance: with respect to the short underlier on any trading day, the quotient of (1) the closing level of such underlier divided by (2) its initial underlier level, expressed as a percentage.

Cap level: 18.00%

Maximum settlement amount: for each $1,000 face amount of the notes, $1,180.00.

Minimum settlement amount: for each $1,000 face amount of the notes, $800.

Trade date: November 2, 2020

Original issue date: November 9, 2020

Determination date: May 2, 2022, subject to postponement as described under “Description of the Securities — Postponement of calculation dates” on page PS-22 of the accompanying product supplement.

Stated maturity date: May 4, 2022, subject to postponement as described under “Description of the Securities — Postponement of calculation dates” on page PS-22 of the accompanying product supplement. If the stated maturity date is not a business day, the stated maturity date will be postponed to the next following business day. Notwithstanding anything to the contrary set forth in the accompanying product supplement, if the determination date is postponed as provided under “Determination date” above, the stated maturity date will be postponed to the second business day following the determination date as postponed.

No interest: the offered notes will not bear interest.

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system.

No redemption: the offered notes will not be subject to redemption.

Closing level: with respect to an underlier, as described under “Description of the Securities — Certain definitions” on page PS-19 of the accompanying product supplement.

Business day: as described under “Description of the Securities — Certain definitions” on page PS-19 of the accompanying product supplement.

Trading day: with respect to an underlier, as described under “Description of the Securities — Certain definitions” on page PS-22 of the accompanying product supplement.

Use of proceeds and hedging: as described under “Supplemental Use of Proceeds and Hedging” on page PS-15 of the accompanying product supplement.

ERISA: as described under “ERISA Considerations” on page PS-45 of the accompanying product supplement.

Supplemental plan of distribution (conflicts of interest): under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the notes to CSSU.

The distribution agreement provides that CSSU is obligated to purchase all of the notes if any are purchased.

Credit Suisse AG expects to agree to sell to CSSU, and CSSU expects to agree to purchase from Credit Suisse AG the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. CSSU proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at such price less a concession not in excess of 1.31% of the face amount.

We expect to deliver the notes against payment for the notes on the original issue date indicated herein, which may be a date that is greater than two business days following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the original issue date is more than two business days after the trade date, purchasers who wish to transact in the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent for this offering, CSSU, is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the notes will be used by CSSU or one of its affiliates in connection with hedging our obligations under the notes.

For further information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Calculation agent: Credit Suisse International

Events of Default: With respect to these notes, the first bullet of the first sentence of “Description of Debt Securities— Events of Default” in the accompanying prospectus is amended to read in its entirety as follows:

•	a default in payment of the principal or any premium on any debt security of that series when due, and such default continues for 30 days;

CUSIP no.: 22552WQP3

ISIN no.: US22552WQP31

FDIC: the notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in this pricing supplement, as set forth in the table below:

Product Supplement Defined Term	Pricing Supplement Defined Term
Maturity date	Stated maturity date
Valuation date	Determination date
Final level	Final underlier level
Initial level	Initial underlier level
Securities	Notes or offered notes
Principal amount	Face amount
Redemption amount	Cash settlement amount
Underlying	Underlier

In addition, with respect to the Relative Performance Index-Linked Medium-Term Notes, please refer to Key Terms above for the following term: maximum settlement amount.

HYPOTHETICAL EXAMPLES

The following table, chart and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final relative performances or final underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final relative performances that are entirely hypothetical; no one can predict what the level of an underlier will be on any day throughout the life of your notes, including on the determination date.

The following examples reflect hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table, chart and examples below such as interest rates, the volatility of the underliers and our creditworthiness. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000 per note
Cap level	18.00%
Maximum settlement amount	$1,180.00 per note
Minimum settlement amount	$800
A market disruption event does not occur on the originally scheduled determination date and the originally scheduled determination date is a trading day.

During the term of the notes, the underliers are not discontinued, the method of calculating the underliers does not change and the underliers are not otherwise modified.

Notes purchased on the original issue date at the face amount and held to the stated maturity date.

The actual performance of the underliers over the life of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underliers during recent periods, see “The Underliers” below. Before investing in the offered notes, you should consult publicly available information to determine the relevant underlier levels between the date of this pricing supplement and the date of your purchase of the offered notes.

The values in the left column of the table below represent hypothetical final relative performances and are expressed as percentages. The amounts in the right column represent the hypothetical cash settlement amounts per $1,000 face amount of notes, based on the corresponding hypothetical final relative performances (expressed as percentages).

Hypothetical Final Relative Performance	Hypothetical Cash Settlement Amount (per $1,000 Face Amount of Notes)
100.00%	$1,180.00
50.00%	$1,180.00
40.00%	$1,180.00
30.00%	$1,180.00
20.00%	$1,180.00
18.00%	$1,180.00
10.00%	$1,100.00
5.00%	$1,050.00
0.00%	$1,000.00
-5.00%	$950.00
-10.00%	$900.00
-20.00%	$800.00
-25.00%	$800.00
-50.00%	$800.00
-75.00%	$800.00
-100.00%	$800.00

If, for example, the final relative performance were determined to be -25.00%, the cash settlement amount that we would deliver on your notes at maturity would be $800.00 per $1,000 face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 20.00% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). Alternatively, if the final relative performance were determined to be 100.00%, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount of $1,180.00 per $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any final relative performance over 18.00%.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final relative performance (expressed as a percentage) were any of the hypothetical final relative performances shown on the horizontal axis. The chart shows that any hypothetical final relative performance (expressed as a percentage) of less than 0.00% (the section left of the 0% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100% of the face amount of your notes (the section below the $1,000 marker on the vertical axis). The chart also shows that any hypothetical final relative performance (expressed as a percentage) of greater than or equal to the cap level (the section right of the cap level marker on the horizontal axis) would result in a capped return on your investment.

The following examples illustrate the hypothetical cash settlement amount at maturity for each note based on hypothetical final underlier levels of the underliers, calculated based on the key terms and assumptions above. The levels in Column A represent hypothetical initial underlier levels for each underlier, and the levels in Column B represent hypothetical final underlier levels for each underlier. The percentages in Column C represent hypothetical underlier performances on the determination date for each underlier. The final relative performance for each example is shown beneath such example, and will equal the long underlier performance minus the short underlier performance. The values below have been rounded for ease of analysis.

Example 1: The final relative performance is greater than or equal to the cap level. The cash settlement amount equals the maximum settlement amount.

	Column A	Column B	Column C
Underliers	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Hypothetical Underlier Performance (Column B / Column A)
Long Underlier	1200.00	1800.00	150.00%
Short Underlier	2200.00	2200.00	100.00%

		Hypothetical Final Relative Performance:	50.00%

In this example, the hypothetical final underlier level of the long underlier is greater than its applicable hypothetical initial underlier level while the hypothetical final underlier level of the short underlier is equal to its hypothetical initial underlier level. Since the hypothetical final relative performance is greater than the cap level, the hypothetical cash settlement amount that we would pay on your notes at maturity would be capped at the maximum settlement amount of $1,180.00 for each $1,000 face amount of your notes (i.e. 118.00% of each $1,000 face amount of your notes).

Example 2: The final relative performance is less than the cap level but greater than zero.

	Column A	Column B	Column C
Underliers	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Hypothetical Underlier Performance (Column B / Column A)
Long Underlier	1200.00	1380.00	115.00%
Short Underlier	2200.00	2420.00	110.00%

		Hypothetical Final Relative Performance:	5.00%

In this example, both hypothetical final underlier levels are greater than the applicable hypothetical initial underlier levels. Since the hypothetical final relative performance is less than the cap level but greater than zero, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal:

Cash settlement amount = $1,000 + ($1,000 × 5.00%) = $1,050.00

Example 3: The final underlier level of the long underlier is greater than its initial underlier level and the final relative performance is less than zero. The cash settlement amount is less than the $1,000 face amount.

	Column A	Column B	Column C
Underliers	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Hypothetical Underlier Performance (Column B / Column A)
Long Underlier	1200.00	1320.00	110.00%
Short Underlier	2200.00	2750.00	125.00%
		Hypothetical Final Relative Performance:	-15.00%

In this example, both hypothetical final underlier levels are greater than the applicable hypothetical initial underlier levels. However, even though the final underlier level of the long underlier is greater than its initial underlier level, the hypothetical final relative performance is negative because of the greater increase in the level of the short underlier. Since the hypothetical final relative performance is less than zero, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal the greater of (1) the sum of (i) $1,000 plus (ii) the product of $1,000 times the final relative performance and (2) the minimum settlement amount:

Cash settlement amount = $1,000 + ($1,000 × -15.00%) = $850.00

In this case, you will have lost a portion of your investment.

Example 4: The final underlier level of the short underlier is less than its initial underlier level and the final relative performance is less than zero. The cash settlement amount equals the minimum settlement amount of $800.

	Column A	Column B	Column C
Underliers	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Hypothetical Underlier Performance (Column B / Column A)
Long Underlier	1200.00	720.00	60.00%
Short Underlier	2200.00	1870.00	85.00%

		Hypothetical Final Relative Performance:	-25.00%

In this example, both hypothetical final underlier levels are less than the applicable hypothetical initial underlier levels. However, even though the final underlier level of the short underlier is less than its initial underlier level, the hypothetical final relative performance is negative because of the greater decrease in the level of the long underlier. Since the hypothetical final relative performance is less than zero and the sum of (i) $1,000 plus (ii) the product of $1,000 times the final relative performance is less than the minimum settlement amount of $800, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal $800.

The cash settlement amounts shown above are entirely hypothetical; they are based on hypothetical closing levels for the underlier on the determination date and on assumptions that may prove to be inaccurate. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Risk Factors — Unpredictable economic and market factors may affect the value of the securities prior to maturity” on page PS-8 of the accompanying product supplement.

We cannot predict the actual final underlier level of either underlier or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier levels and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on the actual final underlier levels determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the table, chart and examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying product supplement. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus as supplemented by the accompanying prospectus supplement, the accompanying product supplement, and the accompanying underlying supplement of Credit Suisse. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the stocks comprising the underliers. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Notes Are Subject to the Credit Risk of Credit Suisse

Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of your notes prior to maturity.

The Amount Payable on Your Notes Is Not Linked to the Levels of the Underliers at Any Time Other than the Determination Date

The final underlier levels will be based on the closing levels of each underlier on the determination date (subject to postponement as described elsewhere in the accompanying product supplement). Therefore, if the closing level of the long underlier dropped precipitously, or the closing level of the short underlier increased significantly, on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing levels of the underliers prior to such drop in the level of the long underlier or such increase in the level of the short underlier. Although the actual levels of the underliers on the stated maturity date or at other times during the life of your notes may be higher or lower than the final underlier levels, you will not benefit from the closing levels of the underliers at any time other than on the determination date.

You May Lose Some of Your Investment in the Notes

You may lose some of your investment in the notes. The cash payment on your notes on the stated maturity date will be based on the final relative performance of the long underlier and the short underlier, each as measured from its initial underlier level to its closing level on the determination date. If the final relative performance is less than zero, the return on your notes will be negative and you could lose up to 20% of your investment in the notes, excluding any premium to the face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Regardless of the Amount of Any Payment You Receive on the Notes, Your Actual Yield May Be Different in Real Value Terms

Inflation may cause the real value of any payment you receive on the notes to be less at maturity than it is at the time you invest. An investment in the notes also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity, including our other debt securities, that bears interest at a prevailing market rate.

Your Notes Are Linked to the Final Relative Performance of the Underliers and You May Lose Some of Your Investment in the Notes Even If Both Underliers Increase or Both Underliers Decrease

Your return on the notes depends on the final relative performance between the long underlier and the short underlier, which is equal to the long underlier performance on the determination date minus the short underlier performance on the determination date. The notes are not linked to a traditional basket of the underliers where the performance levels of each underlier are combined on an average basis to determine any payment at maturity. Instead, the performances of the underliers are measured relative to each other. If both the long underlier and the short underlier increase, you will lose some of your investment in the notes if on the determination date the percentage increase in the level of the long underlier is less than that of the short underlier. Likewise, if both the long underlier and the short underlier decrease, you will lose some of your investment in the notes if on the determination date the percentage decrease of the long underlier is more than that of the short underlier. In either case, the final relative performance of the underliers will be negative, and payment on your notes at maturity will be less than the face amount of your notes.

The Notes Have Leveraged Downside Exposure to the Potential Underperformance of the Russell 1000® Value Index Relative to the Russell 1000® Growth Index

If the long underlier performance on the determination date is less than the short underlier performance on the determination date, then, for each $1,000 face amount of your notes, you will have the aggregate net losses of a $1,000 notional “long” investment in the Russell 1000® Value Index and a $1,000 notional “short” position with respect to the Russell 1000® Growth Index. In other words, for each $1,000 you invest, you will have the net downside exposure associated with $2,000 in notional investment positions as of the trade date, which could increase your losses as compared to either a $1,000 long position in the Russell 1000® Value Index or a $1,000 short position with respect to the Russell 1000® Growth Index individually. For example, if the level of the Russell 1000® Value Index depreciates by 10% and the level of the Russell 1000® Growth Index appreciates by 10%, the loss on your investment in the notes will equal the 10% loss on the $1,000 notional “long” investment in the Russell 1000® Value Index plus the 10% loss on the $1,000 notional “short” position with respect to the Russell 1000® Growth Index, for a combined loss of 20% on the notes.

Your Return on the Notes Will Not Be the Return You Could Have Achieved on a Direct “Long” Investment in the Russell 1000® Value Index

Although the notes reflect, in part, a notional “long” position with respect to the Russell 1000® Value Index, your return on the notes will not be the return you could have achieved on a direct “long” investment in the Russell 1000® Value Index. This is because your return on the notes is dependent solely on whether the Russell 1000® Value Index outperforms or underperforms the Russell 1000® Growth Index and, in the case of underperformance, the extent of that underperformance. You may incur losses on the notes even if the Russell 1000® Value Index appreciates significantly, which would occur if the Russell 1000® Growth Index appreciates by more than the Russell 1000® Value Index. Moreover, even if the long underlier performance on the determination date is greater than the short underlier performance on the determination date, the cash settlement amount payable for your notes will not be solely based on either the long underlier performance on the determination date or the final relative performance of the long underlier performance and the short underlier performance, but instead will be subject to the maximum settlement amount at maturity.

Your Return on the Notes Will Not Be the Return You Could Have Achieved on a Direct “Short” Position With Respect to the Russell 1000® Growth Index

Although the notes reflect, in part, a notional “short” position with respect to the Russell 1000® Growth Index, your return on the notes will not be the return you could have achieved on a direct “short” position with respect to the Russell 1000® Growth Index. This is because your return on the notes is dependent solely on whether the Russell 1000® Value Index outperforms or underperforms the Russell 1000® Growth Index and, in the case of underperformance, the extent of that underperformance. You may incur losses on the notes even if the Russell 1000® Growth Index depreciates significantly, which would occur if the Russell 1000® Value Index depreciates by more than the Russell 1000® Growth Index. Moreover, even if the short underlier performance on the determination date is less than the long underlier performance on the determination date, the cash settlement amount payable for your notes will not be solely based on either the short underlier performance on the determination date or the final relative performance of the short underlier performance and the long underlier performance, but instead will be subject to the maximum settlement amount at maturity.

The Relationship Between the Performances of the Russell 1000® Value Index and the Russell 1000® Growth Index Will Determine Your Return on the Notes but is Impossible to Predict

Your return on the notes will be significantly affected by the positive or negative correlation between the performances of the underliers. However, it is impossible to predict what the relationship between the underliers will be over the term of the notes. If the performances of the underliers are negatively correlated—that is, if a decline in the value of one tends to be associated with an increase in the value of the other—the overall effect on the notes could be negative. This is because a negative correlation between the underliers would be expected to increase your losses if there is a decline in the level of the Russell 1000® Value Index but, as a result of the cap level, would not increase your return if there is an increase in the value of the Russell 1000® Value Index. A negative correlation between the underliers would be expected to increase your losses if there is a decline in the level of the Russell 1000® Value Index because that decline would be expected to be accompanied by an increase in the level of the Russell 1000® Growth Index, resulting in a particularly significant underperformance of the Russell 1000® Value Index relative to the Russell 1000® Growth Index.

The Investment Strategy Represented by the Notes May Not Be Successful

The Russell 1000® Value Index is designed to measure the full performance of companies included in the Russell 1000® Index that exhibit relatively strong value characteristics and relatively weak growth characteristics and a portion of the performance of companies with more balanced value and growth characteristics. There is, however, no assurance that the Russell 1000® Value Index will outperform any other index or strategy that tracks U.S. stocks selected using other criteria. A “value” investment strategy is premised on the goal of investing in stocks that are determined to be relatively cheap or “undervalued” under the assumption that the value of those stocks will increase over time as the market comes to reflect the “fair” market value of those stocks. However, the value characteristics referenced by the Russell 1000® Value Index may not be accurate predictors of undervalued stocks, and there is no guarantee that undervalued stocks will appreciate. In addition, the Russell 1000® Value Index’s selection methodology includes a bias against stocks with strong growth characteristics, and stocks with strong growth characteristics might outperform stocks with weak growth characteristics. It is possible that the stock selection methodology of the Russell 1000® Value Index will adversely affect its return and, consequently, the level of the Russell 1000® Value Index and the value of your notes.

Additionally, the Russell 1000® Growth Index is designed to measure the full performance of companies included in the Russell 1000® Index that exhibit relatively strong growth characteristics and relatively weak value characteristics and a portion of the performance of companies with more balanced growth and value characteristics. There is, however, no assurance that the Russell 1000® Growth Index will underperform any other index or strategy that tracks U.S. stocks selected using other criteria. A “growth” investment strategy is premised on the goal of investing in stocks that have not yet achieved their full potential under the assumption that the issuers of those stocks will improve, among other things, their earnings per share over time leading to an increased market value. The increase in value of these stocks is generally reduced in times of low market growth and times of market loss. However, the growth characteristics referenced by the Russell 1000® Growth Index may not be accurate predictors of growing stocks in a low growth market climate, and there is no guarantee that growth stocks will depreciate. In addition, the Russell 1000® Growth Index’s selection methodology includes a bias against stocks with strong value characteristics, and stocks with weak value characteristics might outperform stocks with strong value characteristics. It is possible that the stock selection methodology of the Russell 1000® Growth Index will positively affect its return and, consequently, adversely affect the value of your notes.

Your Maximum Gain on the Notes Is Limited to the Maximum Settlement Amount

Your ability to participate in any change in the value of the long underlier relative to the short underlier over the life of your notes will be limited because of the cap level. The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the final relative performance may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underliers.

You Have No Shareholder Rights or Rights to Receive Any of the Equity Securities Comprising the Underliers

Investing in the notes will not make you a holder of any of the equity securities comprising the underliers. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the issuers of, or any other rights with respect to, the equity securities comprising the underliers. The cash settlement amount will be paid in cash and you will have no right to receive delivery of any equity securities comprising the underliers.

We May Sell Additional Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth on the cover page. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase the notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on the notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the minimum settlement amount and the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the minimum settlement amount, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Hedging and Trading Activity

We, any dealer or any of our or their respective affiliates may carry out hedging activities related to the notes, including in the underliers or instruments related to the underliers. We, any dealer or any of our or their respective affiliates may also trade in the underliers or instruments related to the underliers from time to time. Any of these hedging or trading activities on or prior to the trade date and during the term of the notes could adversely affect our payment to you at maturity.

The Estimated Value of the Notes on the Trade Date Is Less Than the Price to Public

The initial estimated value of your notes on the trade date (as determined by reference to our pricing models and our internal funding rate) is less than the original issue price. The original issue price of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the trade date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using proprietary pricing models dependent on inputs such as volatility, correlation, dividend rates, interest rates and other factors, including assumptions about future market events and/or environments. These inputs may be market-observable or may be based on assumptions made by us in our discretionary judgment. As such, the payout on the notes can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and the time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar notes of other issuers. A fee will also be paid to SIMON Markets LLC, an electronic platform affiliated with Goldman Sachs & Co. LLC. Goldman Sachs & Co. LLC is acting as a dealer in connection with the distribution of the notes.

Effect of Interest Rate Used in Estimating Value

The internal funding rate we use in structuring notes such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the trade date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

Secondary Market Prices

If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the original issue price and the estimated value of the notes on the trade date. The estimated value of the notes, on the cover of this pricing supplement, does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-

current estimated value determined by reference to our pricing models, the related inputs and other factors, including our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is higher than our secondary market credit spreads, our secondary market bid for your notes could be less favorable than what other dealers might bid because, assuming all else is equal, we use the higher internal funding rate to price the notes and other dealers might use the lower secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the trade date, the secondary market price of your notes will be lower than the original issue price because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission and, as a result, the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs, which may include discounts and commissions that were included in the original issue price, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

Credit Suisse is Subject to Swiss Regulation

As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

Lack of Liquidity

The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

Potential Conflicts

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and determining their estimated value. In addition, the distributor from which you purchase the notes may conduct hedging activities in connection with the notes. In performing these duties, the economic interests of us, our affiliates and the distributor are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of your notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates or the distributor receives for the sale of the notes, which creates an additional incentive to sell the notes to you.

Unpredictable Economic and Market Factors Will Affect the Value of the Notes

The payout on the notes can be replicated using a combination of the components described in “The Estimated Value of the Notes on the Trade Date Is Less Than the Price to Public.” Therefore, in addition to the levels of the underliers, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general such as:

•	the expected and actual volatility of the underliers;

•	the time to maturity of the notes;

•	the dividend rate on the equity securities comprising the underliers;

•	interest and yield rates in the market generally;

•	investors’ expectations with respect to the rate of inflation;

•	geopolitical conditions and economic, financial, political, regulatory, judicial or other events that affect the equity securities comprising the underliers or markets generally and which may affect the level of the underliers; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

THE UNDERLIERS

The historical levels of the underliers should not be taken as an indication of future performance, and no assurance can be given as to the closing levels of the underliers on any trading day during the term of the notes, including on the determination date. We cannot give you assurance that the future performance of the underliers will result in any return of your investment. Any payment on the notes is subject to our ability to pay our obligations as they become due.

All information contained in this pricing supplement regarding the underliers, including, without limitation, their make up, method of calculation and changes in their components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, FTSE Russell. The underliers are calculated, maintained and published by FTSE Russell. FTSE Russell has no obligation to publish, and may discontinue the publication of, either or both underliers.

The Russell 1000® Value Index is reported by Bloomberg under the ticker symbol “RLV” and the Russell 1000® Growth Index is reported by Bloomberg under the ticker symbol “RLG.”

The Russell 1000® Value Index measures the capitalization-weighted price performance of the stocks included in the Russell 1000® Index that are determined by FTSE Russell to be value oriented, with lower price-to-book ratios and lower forecasted and historical growth while the Russell 1000® Growth Index measures the capitalization-weighted price performance of the stocks included in the Russell 1000® Index that are determined by FTSE Russell to be growth oriented, with higher price-to-book ratios and higher forecasted and historical growth. The Russell 1000® Index measures the performance of the large-cap segment of the U.S. equity universe. It is a subset of the Russell 3000® Index and includes approximately 1,000 of the largest securities based on a combination of their market cap and current index membership. The Russell 1000® Index represents approximately 92% of the U.S. market. For more information about the Russell 1000® Index, see “The Reference Indices—The FTSE Russell Indices—The Russell Indices” in the accompanying underlying supplement. For purposes of this pricing supplement, all references to the Russell Indices contained in the accompanying underlying supplement are deemed to include the Russell 1000® Index.

Determining Style

FTSE Russell uses a “non-linear probability” method to assign stocks to the Russell 1000® Value Index and the Russell 1000® Growth Index. FTSE Russell uses three variables in the determination of value and growth. For value, book-to-price (B/P) ratio is used, while for growth, two variables—I/B/E/S forecast medium-term growth (2-year) and sales per share historical growth (5-year)—are used. The term “probability” is used to indicate the degree of certainty that a stock is value or growth based on its relative book-to-price (B/P) ratio, I/B/E/S forecast medium-term growth (2 year) and sales per share historical growth (5 year). The I/B/E/S, or International Brokers’ Estimation System, forecast medium-term growth is a forecast composed of earnings estimates looking forward two years and is derived from collected industry participant estimates rather than directly from any historical data. These forecasts may be speculative and/or based on incomplete information.

First, the stocks included in the Russell 1000® Index (the “Russell 1000 Stocks”) are ranked by their adjusted book-to-price ratio (B/P), their I/B/E/S forecast medium-term growth (2 year) and sales per share historical growth (5 year). These rankings are then converted to standardized units, where the value variable represents 50% of the score and the two growth variables represent the remaining 50%. Next, these units are combined to produce a composite value score (“CVS”).

The Russell 1000 Stocks are then ranked by their CVS, and a probability algorithm is applied to the CVS distribution to assign growth and value weights to each stock. In general, a stock with a lower CVS is considered growth, a stock with a higher CVS is considered value and a stock with a CVS in the middle range is considered to have both growth and value characteristics, and is weighted proportionately in the Russell 1000® Value Index and the Russell 1000® Growth Index. Stocks are always fully represented by the combination of their growth and value weights (e.g., a stock that is given a 20% weight in the Russell 1000® Value Index will have an 80% weight in the Russell 1000® Growth Index). Style index assignment for non-pricing vehicle share classes will be based on that of the pricing vehicle and assigned consistently across all additional share classes.

Stock A, in the figure below, is a security with 20% of its available shares assigned to the Russell 1000® Value Index and the remaining 80% assigned to the Russell 1000® Growth Index. The growth and value probabilities will always sum to 100%. Hence, the sum of a stock’s market capitalization in the Russell 1000® Value Index and the Russell 1000® Growth Index will always equal its market capitalization in the Russell 1000® Index.

In the figure above, the quartile breaks are calculated such that approximately 25% of the available market capitalization lies in each quartile. Stocks at the median are divided 50% in each of the Russell 1000® Value Index and the Russell 1000® Growth Index. Stocks below the first quartile are 100% in the Russell 1000® Growth Index. Stocks above the third quartile are 100% in the Russell 1000® Value Index. Stocks falling between the first and third quartile breaks are included in both the Russell 1000® Value Index and the Russell 1000® Growth Index to varying degrees, depending on how far they are above or below the median and how close they are to the first or third quartile breaks.

Roughly 70% of the available market capitalization is classified as all growth or all value. The remaining 30% have some portion of their market value in either the Russell 1000® Value Index or the Russell 1000® Growth Index, depending on their relative distance from the median value score. Note that there is a small position cutoff rule. If a stock’s weight is more than 95% in one style index, its weight is increased to 100% in that index.

In an effort to mitigate unnecessary turnover, FTSE Russell implements a banding methodology at the CVS level of the growth and value style algorithm. If a company’s CVS change from the previous year is less than or equal to +/- 0.10 and if the company remains in the Russell 1000® Index, then the CVS remains unchanged during the next reconstitution process. Keeping the CVS static for these companies does not mean the probability (growth/value) will remain unchanged in all cases due to the relation of a CVS score to the overall index. However, this banding methodology is intended to reduce turnover caused by smaller, less meaningful movements while continuing to allow the larger, more meaningful changes to occur, signaling a true change in a company’s relation to the market.

In calculating growth and value weights, stocks with missing or negative values for B/P, or missing values for I/B/E/S growth (negative I/B/E/S growth is valid), or missing sales per share historical growth (6 years of quarterly numbers are required), are allocated by using the mean value score of (i) the Russell Global Sectors industry, subsector, or sector group (for the June 2020 rebalance) and (ii) the ICB official sector scheme (for new additions/IPOs starting after the June 2020 rebalance and for the June 2021 rebalance and going forward) into which the company falls in the Russell 1000® Index, the Industry Classification Benchmark industry, subsector or sector group into which the company falls. Each missing (or negative B/P) variable is substituted with the mean value score of the industry, subsector or sector group independently. An industry must have five members or the substitution reverts to the subsector, and so forth to the sector. In addition, a weighted value score is calculated for securities with low analyst coverage for I/B/E/S medium-term growth. For securities with coverage by a single analyst, 2/3 of the industry, subsector, or sector group value score is weighted with 1/3 the security’s independent value score. For those securities with coverage by two analysts, 2/3 of the independent security’s value score is used and only 1/3 of the industry, subsector, or sector group is weighted. For those securities with at least three analysts contributing to the I/B/E/S medium-term growth, 100% of the independent security’s value score is used.

Index Calculation

The weight of a stock included in the Russell 1000® Value Index is equal to its weight in the Russell 1000® Index multiplied by its value weight or “probability”. The weight of a stock included in the Russell 1000® Growth Index is equal to its weight in the Russell 1000® Index multiplied by its growth weight or “probability”. Constituent stocks of the Russell 1000® Index are weighted by their free-float market capitalization, which is calculated by multiplying the primary closing price by the number of free-float shares. Free-float shares are shares that are available to the public for purchase as determined by FTSE Russell. Adjustments to shares are reviewed quarterly (including at reconstitution) and for major corporate actions such as mergers. Total shares and adjustments for available shares are based on information recorded in SEC corporate filings.

Except as otherwise described herein, each of the underliers follows the methodology described in “The Reference Indices—The FTSE Russell Indices—The Russell Indices” in the accompanying underlying supplement.

The following graphs set forth the historical performance of each underlier based on its closing levels from January 2, 2015 to November 2, 2020. We obtained the historical information below from Bloomberg, without independent verification.

The closing level of the Russell 1000® Value Index on November 2, 2020 was 1172.585.

The closing level of the Russell 1000® Growth Index on November 2, 2020 was 2120.148.

HISTORICAL RELATIVE PERFORMANCE

The following graph is based on the relative performance for the period from January 2, 2015 through November 2, 2020. We derived the relative performance based on the method to calculate the relative performance as described in this pricing supplement as though the initial levels of each underlier were set on January 2, 2015 and on the actual levels of the long and short underliers from January 2, 2015 through November 2, 2020. The relative performance will depend on the performance of the short underlier as compared to the performance of the long underlier and can increase or decrease due to changes in their respective levels.

UNITED STATES FEDERAL TAX CONSIDERATIONS

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “United States Federal Tax Considerations.”

Although the notes do not provide for the full repayment of their principal amount at maturity, in the opinion of our counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as debt instruments for U.S. federal income tax purposes. Additionally, in the opinion of our counsel, it is reasonable to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Securities Treated as Debt Instruments—Securities Treated as Contingent Payment Debt Instruments.” However, our counsel has advised us that it is unable to conclude affirmatively that this treatment is more likely than not to be upheld. Other characterizations of the notes could apply, including treatment as prepaid financial contracts. You should consult your tax advisor regarding possible alternative tax treatments of the notes. The remaining discussion assumes that the treatment of the notes as contingent payment debt instruments respected.

If you are a U.S. Holder, you will be required to recognize interest income during the term of the notes at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Assuming you hold the notes until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the notes mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the notes at maturity as determined under the projected payment schedule. However, special rules may apply if the payment at maturity on the notes is treated as becoming fixed prior to maturity. See “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Securities Treated as Debt Instruments—Securities Treated as Contingent Payment Debt Instruments—Special Rules for Contingent Payments that Fix Early” in the accompanying product supplement for a more detailed discussion of the special rules.

Upon the sale, exchange or retirement of the notes prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest previously included in income on the notes. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the note and as capital loss thereafter.

We have determined that the comparable yield for a note is a rate of 0.33%, compounded semi-annually, and that the projected payment schedule with respect to a note is as follows:

Payment Dates	Projected payment (per $1,000)	OID deemed to accrue during accrual period (per $1,000)	Total OID deemed to have accrued from original issue date as of end of accrual period
May 4, 2021	$0.00	$1.60	$1.60
November 4, 2021	$0.00	$1.65	$3.26
May 4, 2022	$1,004.91	$1.66	$4.91

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Non-U.S. Holders. Subject to the discussions in the next paragraph and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “United States Federal Tax Considerations—FATCA” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally will not be subject to U.S.

federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Treasury regulations under Section 871(m), as modified by an Internal Revenue Service (the “IRS”) notice, exclude from their scope financial instruments issued prior to January 1, 2023 that do not have a “delta” of one with respect to any U.S. equity. Based on the terms of the notes and representations provided by us, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m).

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as United States counsel to Credit Suisse, when the notes offered by this pricing supplement have been executed and issued by Credit Suisse and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes will be valid and binding obligations of Credit Suisse, enforceable against Credit Suisse in accordance with their terms, subject to (i) applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, (ii) concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and (iii) possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes. Insofar as this opinion involves matters governed by Swiss law, Davis Polk & Wardwell LLP has relied, without independent inquiry or investigation, on the opinion of Homburger AG, dated September 9, 2020 and filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on September 9, 2020. The opinion of Davis Polk & Wardwell LLP is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in the opinion of Homburger AG. In addition, the opinion of Davis Polk & Wardwell LLP is subject to customary assumptions about the establishment of the terms of the notes, the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes, and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated September 9, 2020, which was filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on September 9, 2020. Davis Polk & Wardwell LLP expresses no opinion as to waivers of objections to venue, the subject matter or personal jurisdiction of a United States federal court or the effectiveness of service of process other than in accordance with applicable law. In addition, such counsel notes that the enforceability in the United States of Section 10.08(c) of the indenture is subject to the limitations set forth in the United States Foreign Sovereign Immunities Act of 1976.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS
Pricing Supplement

Page
Summary Information	PS-3
Hypothetical Examples	PS-8
Additional Risk Factors Specific to Your Notes	PS-13
The Underliers	PS-20
United States Federal Tax Considerations	PS-25
Validity of the Notes	PS-27
Product Supplement No. I–B dated June 18, 2020
Summary	PS-1
Risk Factors	PS-3
Supplemental Use of Proceeds and Hedging	PS-16
Description of the Securities	PS-18
The Underlyings or Basket	PS-27
United States Federal Tax Considerations	PS-28
ERISA Considerations	PS-45
Underwriting (Conflicts of Interest)	PS-47
Notice to Investors	PS-49
Underlying Supplement dated June 18, 2020
The Securities	US-1
The Reference Indices	US-2
Prospectus Supplement dated June 18, 2020
Risk Factors	S-1
Description of Notes	S-4
Plan of Distribution (Conflicts of Interest)	S-8
Incorporation by Reference	S-16
Prospectus dated June 18, 2020
About This Prospectus	1
Limitations on Enforcement of U.S. Laws	1
Where You Can Find More Information	2
Forward-Looking Statements	3
Use of Proceeds	5
Capitalization and Indebtedness	6
Credit Suisse Group	7
Credit Suisse	9
Credit Suisse (USA)	10
Description of Debt Securities	11
Special Provisions Relating to Debt Securities Denominated in a Foreign Currency	41
Foreign Currency Risks	44
Description of Warrants	46
Description of Shares	49
Description of the Guaranteed Senior Debt Securities of Credit Suisse (USA)	54
Description of the Guarantees of the Guaranteed Senior Debt Securities of Credit Suisse (USA)	55
ERISA	57
Taxation	59
Plan of Distribution (Conflicts of Interest)	71
Market-Making Activities	74
Legal Matters	75
Experts	76
Independent Registered Public Accounting Firm	76
Change in Registrants’ Certifying Accountant	76

$3,250,000

Credit Suisse

Relative Performance Index-Linked Medium-Term Notes due 2022